UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Harvard Bioscience, Inc.

(Exact name of the registrant as specified in its charter)

DELAWARE	001-33957	04-3306140
(State or Other Jurisdiction of	(Commission File Number)	(IRS Employer Identification Number)
Incorporation)

84 October Hill Road, Holliston, MA	01746
(Address of Principal Executive Offices)	(Zip Code)

Michael A. Rossi	(508) 893-8999

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2021.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Harvard Bioscience, Inc. is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2021 to December 31, 2021.

A copy of Harvard Bioscience Inc.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at: http://investor.harvardbioscience.com/corporate-governance.cfm. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD or the Conflict Mineral Report.

Item 1.02 Exhibit

Harvard Bioscience, Inc. is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Harvard Bioscience, Inc.

(Registrant)

/s/ Michael A. Rossi	May 20, 2022
By: Michael A. Rossi, Chief Financial Officer